

January 5, 2011

Scott W. Griffith
Chief Executive Officer
Zipcar, Inc.
25 First Street, 4th Floor
Cambridge, MA 02141

> **Re:** **Zipcar, Inc.**
> **Amendment No. 3 to**
> **Registration Statement on Form S-1**
> **Filed December 20, 2010**
> **File No. 333-167220**

Dear Mr. Griffith:

We have received your response to our prior comment letter to you dated October 26, 2010 and have the following additional comments.

General

1. In your next amendment please fill in all information omitted from the prospectus other than information omitted pursuant to Rule 430A of the Securities Act or information omitted due to agreements not yet being executed.

Inside Cover Page and Outside Cover Page Artwork

2. We note your response to prior comment one and reissue in part. Please revise to remove the artwork that does not depict products and/or services owned or provided by you as an automobile sharing company. In this regard, please remove the flower that is depicted on the outside back cover of the prospectus.

3. We note your response to prior comment two and reissue. We note that the text accompanying the images on the second, third inside front cover pages and outside back cover page of the prospectus contain marketing language. Text on

Scott W. Griffith
Zipcar, Inc.
January 5, 2011
Page 2

the inside and outside cover page artwork should only be used to the extent necessary to explain briefly the visuals in the presentation. In this regard, please remove the excessive text which does not explain the images on the second, third inside front cover pages and outside back cover page of the prospectus such as "Zipcar provides its members…," "cars with a conscience," Frost & Sullivan report that…," and "convenient, simple, smart."

4. Please tell us whether the slogans "live in your neighborhood" and "wheels when you want them" are trademarked by you. If not, please remove the text from the graphics depicted.

Stock-Based Compensation, page 61

5. We note your response to our prior comment number 4. To the extent that the expected pricing of the Company's common shares in its planned initial public offering exceeds the estimated fair value of the common shares issued during 2009 and 2010 as indicated by the valuations prepared by management, please revise MD&A to include a discussion of each significant factor that contributed to the difference between the fair value of the Company's common shares during 2009 and the expected public offering price.

Material U.S. Federal Tax Considerations For Non-U.S. Holders of Common Stock, page 132

6. Refer to the last sentence of the last paragraph. Delete the references to this discussion being for "general information only." Security holders are entitled to rely upon the discussion.

Note 14. Subsequent Events, page F-39

7. We note from the disclosures that have been included in Note 14 that the Company issued Series G redeemable convertible preferred stock on November 17, 2010 and December 1, 2010 that is convertible into the Company's common shares in connection with the closing of a public offering. Please revise the Company's pro forma balance sheet and earnings per share computations included on pages F-3 and F-4 to also give effect to the conversion of the Series G redeemable convertible preferred stock into the Company's common shares in connection with the closing of the company's initial public offering. The footnote disclosure on page F-8 will also need to be revised to indicate that such shares have now been reflected in the pro forma presentation.

8. The Company's disclosures included in its capitalization table on pages 35 and 36 of the registration statement should be similarly revised to include the conversion

the Series G redeemable convertible preferred shares into the Company's common shares.

Other

9. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

10. Please provide currently dated consents from the independent public accountants in any future amendments.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3642 with any other questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: John H. Chory, Esq.
Fax: (781) 966-2100